Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: November 8, 2021

APRIL (ICR):

Good afternoon and thank you for joining us today to review Cvent’s third quarter 2021 financial results, which we announced in a press release issued after the close of market today. Joining the call today are Christian Jensen, Partner & Co-Head of Private Investments at Dragoneer, Reggie Aggarwal, Cvent’s Founder and CEO and Billy Newman, Cvent’s CFO.

Before we begin, I would like to remind you that statements we make during this call that are not statements of historical fact constitute forward-looking statements. The forward-looking statements we make today about the company’s results and plans are subject to risks and uncertainties that may cause the actual results and the implementation of the company’s plans to vary materially from these statements. These risks are discussed in part under the Risk Factors heading in the registration statement on Form S-4, filed by Dragoneer Growth Opportunities Corp. II with the SEC on October 19, 2021, which was declared effective on October 29, 2021. Cvent disclaims any intention or obligation other than imposed by law to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further, these comments and accumulated files are copyrighted today by Cvent. Any recording, retransmission, reproduction, or other use of the same for profit or otherwise without prior consent from Cvent is prohibited and a violation of the United States Copyright and other laws.

Additionally, while we have approved the publishing of a transcript to this call by a third party, we take no responsibility for the accuracy of this transcript.

Please note, the discussion on today’s call includes certain non-GAAP financial measures related to the Company’s performance, and we will note which metrics are non-GAAP financial measures. The company believes these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the company’s financial condition and results of operation.

A reconciliation of historical GAAP to non-GAAP measures is available in our third quarter press release.

With that, I’ll now turn the call over to Christian.

CHRISTIAN JENSEN

Hi. I’m Christian Jensen, Partner and Co-Head of Private Investments at Dragoneer Investment Group.

I’m pleased to be here today with Cvent, as they announce strong third quarter 2021 earnings results. These results are consistent with our thesis — that Cvent’s sustainable differentiation, differentiated position within the event tech ecosystem, and highly recurring revenue model will drive strong, predictable and consistent top line growth. And even as they invest in numerous strategic growth initiatives, they continue to deliver healthy EBITDA margins.

The return to double-digit revenue growth this quarter amidst pressure from the delta variant exceeded our expectations and the guidance given to investors. This is a testament to the quality of management, the entrepreneurial spirit of the company, the team’s strong executional capability and their commitment to deliver shareholder value. We look forward to our partnership with Cvent as they re-enter the public market and transform the Meetings and Events industry.

Just a quick update on the transaction, the merger is still expected to close in the fourth quarter of 2021.

With that, I’ll turn it over to Reggie.

REGGIE AGGARWAL:

Thanks, Christian and hello everyone.

Since this is our first earnings call since we were last public in 2016, I’m going to take just a few minutes to discuss our business, our market, and our opportunity for continued growth and value creation.

By way of background, I founded Cvent in 1999. It’s a classic start up story of solving a problem that I was personally experiencing.

I was organizing 20-30 events per year for a non-profit that I’d started while working full time as a corporate lawyer.

My tools were Outlook, Excel and yellow sticky notes. So, I did what any good entrepreneur does. I found a pain point, which was organizing events, and I created the aspirin, which was Cvent.

So what is Cvent? We’re a SaaS platform that helps our customers plan, market, and organize their meetings and events.

Fundamentally, our software helps our customers grow their topline revenue and drive engagement, while reducing OpEx and ensuring greater compliance.

We currently have roughly 21,000 customers, and we’re forecasting over half a billion dollars in revenue for 2021 and we project topline revenue growth close to 23% for the foreseeable future.

Our platform is used to build event websites, power event marketing and manage online registration.

Prior to the pandemic, our platform was used primarily for in-person events.

But when Covid hit, we pivoted fast and focused the power of our nearly 1,100 person technology staff to develop an all-new Virtual Event solution that we call the Virtual Attendee Hub.

And it’s important to understand that we built this new virtual solution on the same codebase as our flagship event management solution and so we have a truly unified platform that can be used for nearly any type of event and any delivery mode – whether it’s in-person, virtual, or hybrid.

We continue to win new logos as well as expand existing customer accounts as more companies are embracing the Cvent platform to meet the needs of their event programs.

And over the next several years, we expect this trend to continue, as more companies employ an even wider variety of virtual, in-person, and hybrid events to maximize engagement with their attendees.

We believe the strength of our unified platform is a significant competitive advantage over many of our competitors that offer point solutions, or are trying to meet the complex needs of customers by cobbling together acquired technology solutions which results in data silos and inconsistent user experiences.

Another competitive advantage and another pillar of Cvent’s success is our Hospitality Cloud busines. This helps our customers find that perfect hotel venue for their event and it gives hoteliers the tools they need to capture and maximize their meetings and events business.

It’s basically the Booking.com for Events. The collective power of Cvent’s Event Cloud and Hospitality Cloud allows us to monetize both sides of the ecosystem and create true network effects.

Now let me share with you our thoughts on the current state of meetings and events within our customers.

We’re clearly still in the pandemic. Unfortunately, the impact of the delta variant over the past few months has had a negative impact on our industry and has slowed the return of in-person events.

However, the silver lining is that we were still able to accelerate our growth during this time.

This makes me even more excited about what the future holds because as the pandemic subsides, in-person events are going to return, hybrid events will become more mainstream, and virtual events will continue to grow.

We believe we will be a disproportionate beneficiary of this shift because our platform is built to handle nearly any type of event no matter how our customers and their attendees want to meet.

The limited impact of the delta variant really showed our business’s true resiliency. Q3’21 is the first quarter we’ve grown since we felt the impact of the pandemic. And it’s a great foundation for our future growth.

Now, what’s driving this future growth? There are 4 reasons:

Number 1: Strength of our virtual product

2, People moving towards one platform

3, The Trust & relationships that we have w/ our customers, both the event planners & hoteliers

And 4th… the power of our brand

So it’s been a proof point for our model and strategy that the business has still been able to perform in spite of the delta variant.

We expect as we return to a more business-as-usual environment in 2022, that we’ll continue to see an increasing mix of event delivery modes, and as I’ve said, we believe this plays into Cvent’s strengths.

I hope that overview was helpful. And with that context, I’m going to now discuss our strong performance in the third quarter…

In short, we continue to see positive trends across the key growth drivers of our business:

We continue to win new logos. Existing customers continue to expand their usage and finally, product innovation continues to fuel our growth.

I’m going to talk about each of these 3 drivers in the context of the quarter.

First, on new logos, we continue to see momentum….. and initial contract values are increasing.

Every day when we speak to new logo prospects we see and hear that they are still stuck using manual processes to string together point solutions and internal systems and they are still struggling with silo’d data that’s difficult to access.

What these organizations want is simply one system of record for all of their events. This is the type of pain point that the Cvent platform is designed to solve.

A great example of this is a state transportation agency that we recently closed.

They were initially looking for a solution for a single virtual event, but after working with our team to understand the benefits of implementing Cvent across their total event program, they signed a 3-year deal with us with a total contract value or TCV of $900k and will be using us for their virtual, in-person, and hybrid events.

Just a side note, I don’t think many people would have thought that 1 state transportation agency would sign a nearly 7 figure contract with us. This just shows you how big and diverse our space is.

Another similar story is a division within a publicly traded pharma company. They signed a 2-year deal with a total contract value or again a TCV of $1M, citing the robustness of our platform and the seamless end-to-end user experience for all of their attendee-facing interactions.

These are just a couple of examples, but to fully appreciate the opportunity in front of us, it’s important to understand two key aspects of our new logo wins:

First, that our platform is truly industry agnostic and provides value to all types of organizations.

And second, our platform is both powerful and flexible and this gives customers the confidence to sign multi-year deals with us, even while we still have the unknowns of the pandemic.

Here are some additional examples to show you the diversity of new logos that we won in the quarter …

•	A global marketing association signed a 3-year contract for a TCV of nearly $900K

•	A public IT service management company signed a 3-year contract for a total TCV of nearly $546K

•	An American Racing Company signed a 2-year contract for a total TCV of ~$190K

•	And, one of the top 3 largest travel management companies in Japan for an Annual Contract Value or ACV of $260k

These are just some examples of our larger deals in the quarter and of course we also have hundreds of smaller deals that we closed in q3 that provide great expansion opportunities for us in the future.

So now let me move to the second growth driver, and that’s expansion within existing customers.

We continue to see meaningful increases in spend from existing customers of all types.

Similar to what I said earlier, our customers are continuing to realize the benefits of our platform across their total event program, which includes virtual, in-person, and hybrid events.

And, because we have one fully integrated platform, we have a true competitive advantage.

Results in the third quarter reinforce this view. And we are seeing customers add back some of the modules that help in-person events, like our onsite module, that increase their overall spend as they realize the value of hybrid events.

Across both clouds, we estimate that the whitespace opportunity within just our existing customer base is $2.7B.

So I want to go deep on a couple of examples from the quarter because I think it’s important to understand the enormous expansion opportunity we have in the current base.

So we have a mid-size, global financial advisory company that’s been our customer for a number of years and they’ve been using us for their in-person events. With the pandemic, they initially tried our virtual solution for a single event. The event was very successful so they just signed a new contract for 4 larger virtual events.

The ACV of this account increased from $17K pre-pandemic to their current ACV of $545K. And we believe there’s still plenty of room for growth…and eventually as they are more comfortable with what their event program looks like, we think we can sign a larger multiyear deal with them.

Another example is a multi-national technology company with over 10K employees that’s been a customer of Cvent since 2016. They traditionally only leveraged our platform for their flagship conference.

In 2021 they expanded their Cvent relationship to manage nearly all internal and external events. The result is that this account has grown from $100K in 2019 to over $750K in contract value this year, with over $350K coming as expansion in the third quarter.

And, not only did their spend increase, but they signed a 4 year contract signaling their confidence in our platform to meet their long-term needs.

Look this is only 2 examples, there’s many more… a Fortune 500 Financial Services Institute, a Public Multinational Software Company, a State Education Association, a National Healthcare Association, a State Employee Retirement Agency, and a French Consumer Company.

We’re excited to bring this type of value to our existing customers and are confident that these opportunities provide a long runway of expansion for us within our existing customers.

While I’ve talked a lot about the Event Cloud, I now want to touch on the Hospitality Cloud because it is a core part of our platform.

It’s no secret that the pandemic decimated the hospitality industry. But we’re starting to see it come back to life.

Our platform helps hotels win and manage group and meetings business. And this is key in their overall recovery.

During Q3, we observed many hotels that are still in the early stages of recovery, but we also saw a number of hotels revert back to their pre-covid spend with us, which is really encouraging and a good indicator of what’s to come.

A great example of the bounce-back momentum we’re seeing in the Hospitality Cloud is a large Texas hotel that’s been a Cvent customer since 2009 – basically, since we started the Cvent Supplier Network.

Their ACV in 2019 was about $120k so they were a good size client. Unfortunately, covid significantly impacted their business and in 2020 they had to cut their spend with us by over 75% to $28k. And in Q3 we re-signed them for a $150K ACV agreement.

So in 2021 they increased their spend by more than 20% over their pre-pandemic spend.

Another example is a luxury residence & wellness resort in South Florida that has never advertised with Cvent. They wanted to increase exposure of their property to Cvent planners, streamline their operations and increase close rates using Cvent Diagramming and Interactive Floorplans.

So they became a first time customer and signed a $38K ACV contract, and that includes both advertising and software solutions.

We’re thrilled that our hotel partners are seeing the return of the meetings & events business and we believe we’re going to continue to see positive stories like this.

Now let’s turn to our 3rd growth driver: Product innovation. The strength of our platform remains Cvent’s lifeblood and a powerful growth driver for our business.

Since we began the public listing process, we’ve been talking a lot about our new virtual solution. We’ve continued to develop it…and extend its value proposition.

At our user conference in August, we announced the launch of Cvent Studio, a major leap forward in live stream production.

Cvent Studio enables marketers and planners to produce broadcast quality video content, through web-based solutions, while bringing together remote speakers and presenters with their audience.

All 3 of these drivers I just discussed resulted in a solid quarterly growth year over year, driving $134.1M total quarterly revenue, up 13.1% versus the prior year and 3.6% above our guidance.

In addition, we not only outperformed on revenue growth….we also operated the business more efficiently than originally expected, producing adjusted EBITDA of $23.4 million, representing a margin of 17.5%.

This reflects industry tailwinds and strong interest in our platform. We were also able to do this while making significant investments to drive future growth.

Now, I’ll turn it over to Billy Newman, our CFO, to discuss our financial results in more detail

BILLY

Thanks, Reggie.

Before I take you through the strong third quarter results we had, as Reggie did at the start of the call, I’d like to take a few moments to review Cvent’s business from a financial perspective for those who may not be as familiar with us. Over 90% of Cvent’s revenue is recurring, with almost 80% coming from software subscriptions, which is recognized ratably over the contract term. These two characteristics, along with our multi-year deal culture, slightly less than 60% of the customer contracts we sign each year are multi-year contracts, make the business highly predictable and provide excellent financial visibility. As a result, entering a quarter we have clear visibility to 90% of that quarter’s revenue since it has been contractually committed.

With that background in mind, I’ll start by walking you through our third quarter financial performance, and then discuss our guidance for the fourth quarter and full year.

Total revenue in the third quarter was $134.1 million, an increase of 13.1% year-over-year. This quarter marks a strong return to year-over-year growth after four COVID impacted quarters, and we beat our revenue guidance by $4.7 million, or 3.6%. When we were previously public, we beat all 11 quarters by an average of closer to 2%. The beat this quarter is higher than what we would normally expect, primarily due to higher than expected bookings in the quarter and revenue from our customer conference held in August.

Within total revenue, Event Cloud revenue was $92.5 million, an increase of 27.2% compared to a year ago, due to strong momentum from our new virtual product, Virtual Attendee Hub, our core event management product and onsite solutions as in-person events slowly begin to return. Hospitality Cloud revenue declined 9.2% year-over-year to $41.6 million due to lingering pressure from COVID on the hospitality industry. We are seeing signs of recovery in the Hospitality Cloud, as the rate of decline improved significantly relative to the second quarter of 2021, when it declined by 23.2%.

In discussing the remainder of the income statement, unless otherwise noted, all references to our expenses and operating results are on a non-GAAP basis. You can find information on the most directly comparable GAAP metrics in our third quarter Earnings Press Release.

Now, as I go through each expense line, note that the increases throughout reflect two things: first, abnormally low expenses in 2020 as we cut expenses to respond to COVID’s impact on the business, and second, strong investment behind the massive growth opportunity we see in 2021 and beyond.

Non-GAAP gross profit in the third quarter was $100.2 million, or 74.7% of revenue, compared to 80.4% in the same period of the prior year. The decline in non-GAAP gross margin is primarily due to investments for growth, onsite events starting to return, and temporarily inflated professional services related to our virtual product. With regard to virtual professional services, as event planners become more accustomed to our product and with executing virtual events in general, professional services costs as a percentage of revenue should decline. The drop in non-GAAP gross margin is also related to higher hosting costs, employee expenses, credit card interchange fees related to our merchant services business and client conference costs as a percent of revenue compared to the same quarter of last year. The increases in hosting costs and employee costs are indicative of the investments we’re making in the business, while the increase in credit card interchange fees is the result of increased merchant services revenue. Finally, the increase in client conference costs is the result of this year’s event being held in-person and virtually, what we call a hybrid event, versus just virtually last year.

Moving down the income statement, non-GAAP Sales and Marketing expenses were $34.2 million, or 25.5% of revenue, compared to 22.7% in the same period of the prior year. The increase in non-GAAP Sales and Marketing expense as a percentage of revenue is primarily due to higher marketing expenses to support the increased sales opportunity created by virtual and hybrid events.

Non-GAAP Research and Development expenses were $23.0 million, or 17.2% of revenue, compared to 16.2% in the same period of the prior year. The increase in non-GAAP Research and Development expense as a percentage of revenue is primarily due to higher employee expenses due to increased heads and higher average cost per employee, and higher contracted services. These increase in heads and contracted services is reflective of the investments we’re making for the long-term.

Non-GAAP General and Administrative expenses were $19.5 million, or 14.5% of revenue, compared to 11.1% in the same period of the prior year. The increase in non-GAAP General and Administrative expense as a percentage of revenue is primarily due to higher bad debt expense and contracted services. The increase in bad debt expense is related to the impact COVID has had on our customer base. The increase in contracted services is due to investments being made to support the growth in the business we’re currently seeing and expect to see moving forward and public company costs we’ve begun to incur in the third quarter of 2021.

Moving to earnings, adjusted EBITDA was $23.4 million, or 17.5% of revenue, compared to 30.5% in the same period of the prior year. This decline in margin is reflective of the investments we are making for growth given the significant opportunity generated by the new growth vector created by virtual and hybrid events and the temporary steps we took in 2020 to increase margin given the decline in revenue. If you look at full-year 2019 just before COVID and when we were also in investment mode, our adjusted EBITDA margin was 19.0%. For the nine months ended September 30th, 2021, our adjusted EBITDA margin was 18.9%, so we’re pretty much in-line with where we were pre-COVID.

Turning to our balance sheet, we ended the third quarter with cash, cash equivalents and short-term investments of $118.1 million, an increase of $11.0 million from the end of the second quarter of 2021. The increase was driven by the strong client cash collections we saw in the first half of the year continuing in the third quarter, as our clients start to recover from COVID. Free cash flow before interest payments on our long-term debt was $21.9 million for the third quarter of 2021, up $16.7 million compared to third quarter of last year due to higher client cash collections and the bookings growth we’ve seen in 2021.

Deferred revenue at the end of the third quarter was $226.3 million, an increase of 10.2% compared to the prior year quarter due to the year-over-year bookings growth we began to see in February of this year.

Let’s now turn to our guidance for the fourth quarter and full year 2021. We are increasing our guidance for the fourth quarter and for the full year due to our strong third quarter revenue results and the robust demand we see for our products in the market.

Therefore, we now expect to generate fourth quarter revenue between $139.9 million and $141.1 million, representing increases of 21.1% and 22.2%, respectively, compared to the fourth quarter of 2020. At the mid-point, this results in a $1.8 million increase from our previous fourth quarter guidance, and an increase in year-over-year growth from 20.1% to 21.7%. Our stronger than expected third quarter performance coupled with the increased fourth quarter guidance increases our full year revenue guidance to $514.1 million to $515.3 million, representing increases of 3.1% and 3.3%, respectively, compared to the prior year. At the mid-point, this results in a $7.3 million increase from our previous full year guidance, and an increase in year-over-year growth from 1.7% to 3.2%.

Further, we expect fourth quarter Adjusted EBITDA to be between $21.8 million and $22.7 million, or 15.6% and 16.1% of revenue, respectively. This would result in full-year Adjusted EBITDA between $92.7 million and $93.6 million, or 18.0% and 18.2% of revenue, respectively. At the mid-point, this results in an increase in adjusted EBITDA margin to 18.1% from the 17.7% full year guidance previously provided. The increase in full-year adjusted EBITDA expectations is due to the third quarter revenue over-performance and increased fourth quarter revenue expectations.

In summary, we had a strong quarter with revenue exceeding expectations and returning to year-over-year growth, fueled by the meetings and events industry starting to recover and the new growth vector created by virtual and hybrid events. As a result of the solid momentum we are seeing in the business, we increased our fourth quarter and full year revenue and adjusted EBITDA expectations from the ones we provided during the PIPE process.

APRIL (ICR):

Thank you, Billy. That concludes our call for today. On behalf of the company, I would to thank everyone for joining today and we look forward to talking to you again next quarter.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.